DINSMORE & SHOHL LLP 801 Pennsylvania Ave., N.W. Suite 610 Washington, D.C. 20004 www.dinsmore.com

September 6, 2018

VIA HAND DELIVERY AND E-MAIL

Christopher Dunham
Staff Attorney
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE, Washington, D.C. 20549-4720

Re:    City Holding Company - Form S-4 (SEC File No. 333-26870, Filed August 16, 2018)

City Holding Company (the “Company” or "City Holding" or the "Parent Company") is a financial holding company headquartered in Charleston, West Virginia. The Company conducts its principal activities through its wholly-owned subsidiary, City National Bank of West Virginia (“City National”). City National provides banking, trust and investment management and other financial solutions through its network of 86 bank branches and 839 full-time equivalent associates located in West Virginia, Virginia, Kentucky and southeastern Ohio.

The Company and Poage Bankshares, Inc. (“Poage”) entered into an Agreement and Plan of Merger dated as of July 11, 2018 (the “Merger Agreement”), which provides for the merger of Poage with and into City (the “Merger”). Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of Poage. The Company filed a Registration Statement on Form S-4 (referenced above) to register the offer and sale of Company common shares to be received by holders of Poage common shares in the Merger.

Certain information in the Registration Statement regarding Poage is incorporated by reference from Poage’s previously filed Securities Exchange Act of 1934 (the “Exchange Act”) reports pursuant to Form S-4. Poage is permitted to take advantage of the ability to incorporate by reference because it is eligible to use Form S-3, as outlined in General Instruction I.A. and 1.B. to Registration Statement on Form S-3.

Organized and has its principal business operations in the United States. Poage is incorporated in the State of Maryland and is the holding company for Town Square Bank (“Town Square”), a federal savings association headquartered in Ashland, Kentucky.

Has a class of securities registered pursuant to Section 12(b) Exchange Act. Common Stock, $0.01 par value. See, Form 8-A (SEC File No. 001- 35295, Filed September 9, 2009)

Current its reporting obligations. Poage has informed the Company that it has timely filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least the immediately preceding twelve calendar months, through the date of this letter.

Past history of timely filing. Poage has informed the Company that it has a past history of timely filing all reports required pursuant to Section 13, 14 or 15(d).

Failure to pay any dividend, default on payment or lease. Poage has informed the Company that since the end of its last fiscal year it has not:

•	failed to pay any dividend or sinking fund installment on preferred stock; or

•	defaulted on any material:

◦	installment or installments on indebtedness for borrowed money, or

◦	rental on one or more long term leases.

Electronic filings. Poage has informed the Company that it has:

•	Filed with the Commission all required electronic filings, and

•
Submitted electronically to the Commission and posted on its corporate Web site, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement referenced above.

Aggregate market value of $75 million. Poage has informed the Company that 2,891,143 Poage common shares are held by non-affiliates. Poage’s stock closed at $26.44 on NASDAQ on July 26, 2018 (which date is within 60 days prior to City’s filing of Form S-4 on August 16, 2018), for a public float of more than $75 million.

Shares outstanding from Poage's Second Quarter Form 10-Q		3,497,243
Shares held by directors and officers' shares	420,680
Town Square Bank ESOP unallocated shares voted by trustee	185,420
Total affiliate shares	606,100
Total non-affiliate shares		2,891,143
Share price		$26.44
Non-affiliate float		$76,441,820

Should you require any further information in support of this waiver request, please feel free to contact the undersigned or David Lavan of Dinsmore & Shohl LLP at (614) 628-6921 and (202) 372-9122, respectively, at your earliest convenience.

Sincerely,

/s/ Christian Gonzalez

Christian Gonzalez
Copy to:

David Lavan, Dinsmore & Shohl